Exhibit (12)

Wells Fargo Real Estate Investment Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	Year ended December 31,
(in thousands)	2014	2013	2012	2011
Excluding interest on deposits (1)
Income before income taxes	$637,964	257,430	143,092	189,379
Fixed charges, excluding preferred dividends and capitalized interest	1,397	1,210	26	—
Earnings	$639,361	258,640	143,118	189,379
Interest expense	$1,397	1,210	26	—
Estimated interest component of net rental expense	—	—	—	—
Preferred dividends	1,079	57	57	57
Capitalized interest	—	—	—	—
Fixed charges and preferred dividends	$2,476	1,267	83	57
Ratio of earnings to fixed charges and preferred dividends (2)	258.22	204.14	1,724.31	3,322.44

(1)	As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wells Fargo Real Estate Investment Corporation. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.